[CTI LETTERHEAD]

May 26, 2006

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0401

Re:	Cell Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Date Filed: May 12, 2006

Dear Mr. Riedler:

Cell Therapeutics, Inc. (the “Company”) is submitting this letter in response to a comment received by you on behalf of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated May 18, 2006 (the “Comment Letter”). For ease of reference in this letter, we repeat in bold italics the Commission’s comment prior to the response by the Company.

Proposal 2. Approval of increase in number of shares of authorized common stock

1.	Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.

Response:

The Company has revised the discussion on page 11 of the Proxy Statement in response to the Commission’s comment to include the following statement, which revision is reflected in the Company’s definitive proxy statement filed the date hereof:

“We engage in periodic discussions with potential partners, strategic investments and acquisition candidates, including product lines, as part of our business model. In addition, as noted in our periodic filings, we need to raise cash from financing sources in order to fund our ongoing operations and therefore engage in discussions with various financing sources regarding share issuances from time to time. If any of these discussions came to a definitive understanding, it is possible that we could use some or all of the newly authorized shares in connection with one or more such transactions subsequent to the increase in the number of authorized shares. We also plan to continue to issue shares of our common stock pursuant to our stock incentive plans subsequent to the increase in the number of authorized shares. Subject to the above, however, as of May 26, 2006, we have no plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock in connection with one or more such transactions subsequent to the increase in the number of authorized shares.”

Securities and Exchange Commission, Division of Corporate Finance, May 26, 2006 – Page 2

The undersigned hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the proxy statement, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the proxy statement, and (c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the proposed change to the Proxy Statement responds completely to the issue raised in your Comment Letter. Please contact our securities counsel, Michael J. Kennedy, Esq. of O’Melveny & Myers LLP at (415) 984-8756 if you have any further questions regarding this letter or the Proxy Statement.

Very truly yours,

By:	/s/ Louis A. Bianco
Louis A. Bianco
Executive Vice President, Finance & Administration

cc:	John L. Krug, Securities and Exchange Commission

James A. Bianco, M.D., Cell Therapeutics, Inc.

Michael J. Kennedy, O’Melveny & Myers LLP